UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments

Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 28)*

AFFINITY GAMING

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

Martin J. Auerbach, Esq.

c/o Z Capital Partners, L.L.C.

1330 Avenue of the Americas

Suite 1100

New York, NY  10019

(212) 595-8400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 7, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL HG, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,766,777.50

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,766,777.50

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,766,777.50

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.7% (1)

14	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

(1) See Item 5 hereto.

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL PARTNERS FUND HOLDINGS I, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,990,326.93

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,990,326.93

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,990,326.93

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 14.7% (1)

14	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

(1) See Item 5 hereto.

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL PARTNERS II, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,057,388.65

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,057,388.65

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,057,388.65

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.2% (1)

14	Type of Reporting Person (See Instructions) PN

(1) See Item 5 hereto.

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL PARTNERS II-A, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,219,696.61

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,219,696.61

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,219,696.61

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.0% (1)

14	Type of Reporting Person (See Instructions) PN

(1) See Item 5 hereto.

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL PARTNERS I, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,990,326.93

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,990,326.93

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,990,326.93

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 14.7% (1)

14	Type of Reporting Person (See Instructions) PN

(1) See Item 5 hereto.

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL PARTNERS GP I, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,594,272.10

	8	Shared Voting Power 0

	9	Sole Dispositive Power 5,594,272.10

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,594,272.10

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 27.5% (1)

14	Type of Reporting Person (See Instructions) PN

(1)           See Item 5 hereto.

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL PARTNERS GP II, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,824.343.30

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,824.343.30

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,824.343.30

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 13.9% (1)

14	Type of Reporting Person (See Instructions) PN

(1)           See Item 5 hereto.

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL PARTNERS UGP, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,418,615.40

	8	Shared Voting Power 0

	9	Sole Dispositive Power 8,418,615.40

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,418,615.40

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 41.3% (1)

14	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

(1)           See Item 5 hereto.

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL PARTNERS, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,418,615.40

	8	Shared Voting Power 0

	9	Sole Dispositive Power 8,418,615.40

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,418,615.40

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 41.3% (1)

14	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

(1)           See Item 5 hereto.

SCHEDULE 13D

1	Name of Reporting Persons Z CAPITAL GROUP, L.L.C.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,418,615.40

	8	Shared Voting Power 0

	9	Sole Dispositive Power 8,418,615.40

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,418,615.40

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 41.3% (1)

14	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

(1)           See Item 5 hereto.

SCHEDULE 13D

1	Name of Reporting Persons ZENNI HOLDINGS, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,418,615.40

	8	Shared Voting Power 0

	9	Sole Dispositive Power 8,418,615.40

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,418,615.40

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 41.3% (1)

14	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

(1)           See Item 5 hereto.

SCHEDULE 13D

1	Name of Reporting Persons JAMES J. ZENNI, JR.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,418,615.40

	8	Shared Voting Power 0

	9	Sole Dispositive Power 8,418,615.40

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,418,615.40

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 41.3% (1)

14	Type of Reporting Person (See Instructions) IN

(1)           See Item 5 hereto.

SCHEDULE 13D

Item 1.                   Security and Issuer.

This Amendment No. 28 to Schedule 13D (“Amendment No. 28”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on October 23, 2012 (as amended and supplemented to date, the “Schedule 13D”) relating to the common stock, $0.001 par value (the “Common Stock”) of Affinity Gaming, a Nevada corporation (the “Issuer”), as amended by Amendment No. 1 through Amendment No. 27 previously filed with the SEC.

This Amendment No. 28 is being filed to report the acquisitions in Item 4, as well as to report Z Capital Partners II, L.P. as an additional reporting person as a result of such acquisitions.  Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.

Item 2.                   Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, by replacing the text in Item 2 of the Schedule 13D with the following:

This statement on Schedule 13D is being jointly filed by the parties identified below. All of the filers of this Schedule 13D are collectively referred to as the “Reporting Persons.” The Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 1 and incorporated herein by reference.

(a)-(c)     The following are Reporting Persons: Z Capital HG, L.L.C., a Delaware limited liability company (“Z Capital HG”) and a private equity fund; Z Capital Partners Fund Holdings I, L.L.C., a Delaware limited liability company (“Holdings I”) and a private equity fund; Z Capital Partners II, L.P., a Delaware limited partnership (“Partners II”) and a private equity fund; Z Capital Partners II-A, L.P., a Delaware limited partnership (“Partners II-A”) and a private equity fund; Z Capital Partners I, L.P., a Delaware limited partnership (“Partners I”), which owns a majority of the membership interests of Holdings I; Z Capital Partners GP I, L.P., a Delaware limited partnership (“GP I”), which serves as managing member or general partner of various entities that are holders of the Issuer’s Common Stock, including Z Capital HG and Partners I; Z Capital Partners GP II, L.P., a Delaware limited partnership (“GP II”), which serves as general partner of several entities that are holders of the Issuer’s Common Stock, including Partners II and Partners II-A; Z Capital Partners UGP, L.L.C., a Delaware limited liability company (“UGP”), which serves as general partner of GP I and GP II;  Z Capital Partners, L.L.C., a Delaware limited liability company (“Z Capital Partners”), which serves as managing member of UGP; Z Capital Group, L.L.C., a Delaware limited liability company (“Z Capital Group”), which serves as managing member of Z Capital Partners; Zenni Holdings, LLC, a Delaware limited liability company (“Zenni Holdings”), which serves as managing member of Z Capital Group; and James J. Zenni, Jr., an Illinois resident and sole member of Zenni Holdings, LLC (“Mr. Zenni”).  The business address for each of the Reporting Persons is 150 Field Drive, Lake Forest, IL 60045.

(d)           During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Mr. Zenni is a citizen of the United States of America.

SCHEDULE 13D

Item 4.                   Purpose of Transaction.

On April 7, 2016, certain of the Reporting Persons, or affiliates of the Reporting Persons, purchased an aggregate of 155,568 additional shares of the Common Stock.  Specifically, Partners II purchased 58,242 shares, Partners II-A purchased 67,182 shares and Z Capital Partners II-B, L.P. purchased 30,144 shares.  Each of the funds acquired the Common Stock in the ordinary course of business because of its belief that the Common Stock represented an attractive investment in accordance with its investment strategy.

Depending on market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares of Common Stock at prices that would make the purchase or sale of shares of Common Stock desirable, the Reporting Persons may endeavor to further increase or decrease their position in the Issuer through, among other things, the purchase or sale of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and subject to receipt of all required regulatory and other approvals.

Item 5.                   Interest in Securities of the Issuer.

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, by replacing the text in paragraphs (a) and (b) of Item 5 of the Schedule 13D with the following:

(a) and (b)

Reporting Person	Amount Beneficially Owned	Percent of Class (9)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Z Capital HG, L.L.C.	1,766,777.50	8.7%	1,766,777.50	0	1,766,777.50	0
Z Capital Partners Fund Holdings I, L.L.C.	2,990,326.93	14.7%	2,990,326.93	0	2,990,326.93	0
Z Capital Partners II, L.P.	1,057,388.65	5.2%	1,057,388.65	0	1,057,388.65	0
Z Capital Partners II-A, L.P.	1,219,696.61	6.0%	1,219,696.61	0	1,219,696.61	0
Z Capital Partners I, L.P. (1)	2,990,326.93	14.7%	2,990,326.93	0	2,990,326.93	0
Z Capital Partners GP I, L.P. (2)	5,594,272.10	27.5%	5,594,272.10	0	5,594,272.10	0
Z Capital Partners GP II, L.P. (3)	2,824,343.30	13.9%	2,824,343.30	0	2,824,343.30	0
Z Capital Partners UGP, L.L.C. (4)	8,418,615.40	41.3%	8,418,615.40	0	8,418,615.40	0
Z Capital Partners, L.L.C. (5)	8,418,615.40	41.3%	8,418,615.40	0	8,418,615.40	0
Z Capital Group, L.L.C. (6)	8,418,615.40	41.3%	8,418,615.40	0	8,418,615.40	0
Zenni Holdings, LLC (7)	8,418,615.40	41.3%	8,418,615.40	0	8,418,615.40	0
James J. Zenni, Jr. (8)	8,418,615.40	41.3%	8,418,615.40	0	8,418,615.40	0

(1)   Partners I may be deemed to be the beneficial owner of the 2,990,326.93 shares owned by Holdings I.  Partners I disclaims beneficial ownership of the stock, except to the extent of its pecuniary interest therein.

(2)   GP I is the holder of record of 31,039 shares of the Issuer’s Common Stock, which includes 16,666 shares of restricted stock issued on March 16, 2016 (see Form 4 filed March 18, 2016 for additional information).  Additionally, GP I may be deemed to be the beneficial owner of the 417,462.67 shares owned by Z Capital CUAL Co-Invest, L.L.C.; the 388,666 shares owned by Z Capital HG-C, L.L.C.; the 1,766,777.50 shares owned by Z Capital HG; and the 2,990,326.93 shares beneficially owned by Partners I.  GP I disclaims beneficial ownership of the stock not directly owned by GP I, except to the extent of its pecuniary interest therein.

(3)   GP II may be deemed to be the beneficial owner of the 1,057,388.65 shares owned by Partners II; the 1,219,696.61 shares owned by Partners II-A; and the 547,258.04 shares owned by Z Capital Partners II-B, L.P.  GP II disclaims beneficial ownership of the stock, except to the extent of its pecuniary interest therein.

(4)   UGP may be deemed to be the beneficial owner of record of the 5,594,272.10 shares beneficially owned by GP I and the 2,824,343.30 shares beneficially owned by GP II.  UGP disclaims beneficial ownership of the stock, except to the extent of its pecuniary interest therein.

(5)   Z Capital Partners may be deemed to be the beneficial owner of the 8,418,615.40 shares beneficially owned by UGP.  Z Capital Partners disclaims beneficial ownership of the stock, expect to the extent of its pecuniary interest therein.

SCHEDULE 13D

(6)   Z Capital Group may be deemed to be the beneficial owner of the 8,418,615.40 shares beneficially owned by Z Capital Partners.  Z Capital Group disclaims ownership of the stock, except to the extent of its pecuniary interest therein.

(7)   Zenni Holdings may be deemed to be the beneficial owner of the 8,418,615.40 shares beneficially owned by Z Capital Group.  Zenni Holdings disclaims ownership of the stock, except to the extent of its pecuniary interest therein.

(8)   Mr. Zenni may be deemed to be the beneficial owner of the 8,418,615.40 shares beneficially owned by Zenni Holdings.  Mr. Zenni disclaims beneficial ownership of the stock, except to the extent of his pecuniary interest therein.

(9)   This calculation is based on 20,377,247 shares of Common Stock outstanding as of March 15, 2016, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2015.

Item 7.                   Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by the following:

Exhibit	Description
Exhibit 1

Joint Filing Agreement, dated as of April 7, 2016, by and among Z Capital HG, L.L.C.; Z Capital Partners Fund Holdings I, L.L.C.; Z Capital Partners II, L.P.; Z Capital Partners II-A, L.P.; Z Capital Partners I, L.P.; Z Capital Partners GP I, L.P.; Z Capital Partners GP II, L.P.; Z Capital Partners UGP, L.L.C.; Z Capital Partners, L.L.C.; Z Capital Group, L.L.C.; Zenni Holdings, LLC; and James J. Zenni, Jr.

SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2016

Z CAPITAL HG, L.L.C.
By:	Z Capital Partners GP I, L.P., Managing Member
By:	Z Capital Partners UGP, L.L.C., General Partner
By:	Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

Z CAPITAL PARTNERS FUND HOLDINGS I, L.L.C.
By:	Z Capital Partners I, L.P., Managing Member
By:	Z Capital Partners GP I, L.P., General Partner
By:	Z Capital Partners UGP, L.L.C., General Partner
By:	Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

Z CAPITAL PARTNERS II, L.P.
By:	Z Capital Partners GP II, L.P., General Partner
By:	Z Capital Partners UGP, L.L.C., General Partner
By:	Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

Z CAPITAL PARTNERS II-A, L.P.
By:	Z Capital Partners GP II, L.P., General Partner
By:	Z Capital Partners UGP, L.L.C., General Partner
By:	Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

Z CAPITAL PARTNERS I, L.P.
By:	Z Capital Partners GP I, L.P., General Partner
By:	Z Capital Partners UGP, L.L.C., General Partner
By:	Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

SIGNATURE PAGE TO AMENDMENT NO. 28 TO SCHEDULE 13D (AFFINITY GAMING)

SCHEDULE 13D

Z CAPITAL PARTNERS GP I, L.P.
By:	Z Capital Partners UGP, L.L.C., General Partner
By:	Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

Z CAPITAL PARTNERS GP II, L.P.
By:	Z Capital Partners UGP, L.L.C., General Partner
By:	Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

Z CAPITAL PARTNERS UGP, L.L.C.
By:	Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

Z CAPITAL PARTNERS, L.L.C.

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

Z CAPITAL GROUP, L.L.C.

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	President

ZENNI HOLDINGS, LLC

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.
Title:	Sole Member

JAMES J. ZENNI, JR.

By:	/s/ James J. Zenni, Jr.
Name:	James J. Zenni, Jr.

SIGNATURE PAGE TO AMENDMENT NO. 28 TO SCHEDULE 13D (AFFINITY GAMING)

EXHIBIT INDEX

Exhibit	Description
Exhibit 1

Joint Filing Agreement, dated as of April 7, 2016, by and among Z Capital HG, L.L.C.; Z Capital Partners Fund Holdings I, L.L.C.; Z Capital Partners II, L.P.; Z Capital Partners II-A, L.P.; Z Capital Partners I, L.P.; Z Capital Partners GP I, L.P.; Z Capital Partners GP II, L.P.; Z Capital Partners UGP, L.L.C.; Z Capital Partners, L.L.C.; Z Capital Group, L.L.C.; Zenni Holdings, LLC; and James J. Zenni, Jr.